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                                                                     EXHIBIT 3.1
                                POPMAIL.COM, INC.

                          CERTIFICATE OF DESIGNATION OF
                      SERIES F CONVERTIBLE PREFERRED STOCK

         Pursuant to Section 401(3)(b) of the Minnesota Business Corporation Act (the "MBCA"), PopMail.com, inc. (the "Company"), a corporation organized and existing under the MBCA, does hereby certify that pursuant to the authority conferred upon the Board of Directors of the Company by the Articles of Incorporation of the Company, and in accordance with the provisions of Section 401(3)(a) of the MBCA, the Board of Directors of the Company, as of January 19, 2000, adopted the following resolution creating a series of preferred stock designated as Series F Convertible Preferred Stock:

         RESOLVED: That pursuant to the authority vested in the Board of Directors of the Company in accordance with the provisions of its Articles of Incorporation, as amended, a series of preferred stock, $.01 par value, to be titled the "Series F Convertible Preferred Stock" (the "Preferred Shares") of the Company is hereby created and designated. The number of shares of Preferred Shares shall be 425,000 shares. The voting powers, preferences and relative, participating, optional and other special rights of the Preferred Shares, and the qualifications, limitations and restrictions thereof, are as follows:

         1. Designation. The series of preferred stock established hereby shall be designated the "Series F Convertible Preferred Stock" (and shall be referred to herein as the "Preferred Shares") and the authorized number of Preferred Shares shall be 425,000.

         2. Voting Rights. Along with the holders of common stock, each holder of Preferred Shares shall have one vote on all matters submitted to the holders of common stock for each share of common stock into which such Preferred Shares would be converted if converted as of the date of such vote. In addition, without the affirmative vote of the holders (acting together as a class) of at least a majority of Preferred Shares at the time outstanding given in person or by proxy at any annual or special meeting, or, if permitted by law, in writing without a meeting, the Company shall not (i) alter, change or amend the preferences or rights of the Preferred Shares, (ii) alter, change or amend its Articles of Incorporation or Bylaws, or (iii) authorize or issue shares of any class or series of stock having any preference or priority over the Preferred Shares with respect to dividends or upon liquidation or change of control.

         3. Dividends. In the event that the Company declares or pays any dividends upon the common stock (whether payable in cash, securities or other property), other than dividends payable solely in shares of common stock, the Company shall also declare and pay to the holders of the Preferred Shares at the same time that it declares and pays such dividends to the holders of the common stock, the dividends which would have been declared and paid with respect to the common stock issuable upon conversion of the Preferred Shares had all of the outstanding Preferred Shares been converted immediately prior to the record date for such dividend or, if no record date is fixed, the date as of which the record holders of common stock entitled to such dividends are to be determined.

         4. Liquidation Right and Preference. In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Preferred Shares shall be entitled to receive in cash, out of the assets of the Company, an amount per share for each outstanding Preferred Share equal to $125.26 (herein, "Liquidation Value"), before any payments shall be made or any assets distributed to the holders of common stock or any other class of shares of the Company. In the event the shareholders of the Company approve the Merger and the issuance of the shares of Common Stock issuable upon conversion of the Preferred Shares, the Liquidation Value shall be reduced to an amount per Preferred Share equal to $69.59. If, upon any liquidation, dissolution or winding up of the Company,


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the assets of the Company are insufficient to pay the Liquidation Value, the holders of such Preferred Shares shall share pro rata in any such distribution in proportion to the full amounts to which they would otherwise be respectively entitled. Following payment of the Liquidation Value to the holders of Preferred Shares upon such liquidation, dissolution or a winding up of the Company, the holders of common stock and Preferred Shares shall then share ratably in all the assets of the Company thereafter remaining. For purposes of this joint distribution of assets to the holders of common stock and the holders of Preferred Shares, each holder of Preferred Shares should be regarded as owning that number of common stock into which such Preferred Shares would then be convertible. A merger or consolidation of the Company which results in a change of control or a sale of substantially all of the assets of the Company (other than a sale of the Company's assets relating to its restaurant operations) shall be treated as a liquidation event for purposes of this Section 4.

         5. Conversion Rights.

            (a) Conversion Ratio and Optional Conversion. A holder of Preferred Shares shall initially be entitled to convert at any time any or all of such Preferred Shares into common stock at the rate of 12.977 shares of common stock per Preferred Share (the "Conversion Ratio"). The Conversion Ratio shall be adjusted to 25.66 shares of Popmail Common Stock for each Preferred Share at such time as the Company's shareholders approve the Merger and the issuance of the shares of Common Stock issuable upon conversion of the Preferred Shares. The Conversion Ratio shall be subject to adjustment pursuant to Sections 9(a) and
(b).

            (b) Automatic Conversion. The Preferred Shares shall automatically be converted into shares of common stock of the Company at the then applicable Conversion Ratio (i) at such time as (1) the Company's shareholders have approved the Merger and the issuance of the shares of Common Stock issuable upon conversion of the Preferred Shares, (2) the Company shall have closed a private Common Stock equity financing with proceeds to the Company of at least $6.0 million, and (3) the closing sales price of the Common Stock as reported by the Nasdaq Small Cap Market for the five consecutive trading days preceding the date of automatic conversion shall result in a valuation of the Company of no less than $100 million (which valuation shall be calculated by multiplying the price per share of Common Stock on each such trading day by the total number of shares of Common Stock outstanding or issuable upon conversion of all outstanding Preferred Shares (at the adjusted Conversion Ratio)) or (ii) upon the exercise of the conversion privilege of at least 50 percent of the outstanding Preferred Shares. The Conversion Ratio shall be subject to adjustment pursuant to Sections 9(a) and (b).

            (c) Conversion Mechanics. In order to exercise the conversion privilege, a holder of Preferred Shares shall (1) notify the Company in writing of such holder's intent to convert a specified portion of such shares (the "Conversion Notice" and the date of such notice which shall be the same or later than the date notice is given, the "Conversion Notice Date") and (2) provide, on or prior to the Conversion Notice Date, to the Company at its principal office the certificate evidencing the Preferred Shares being converted, duly endorsed to the Company and accompanied by written notice to the Company that the holder elects to convert a specified portion or all of such Shares. Preferred Shares converted at the option of the Holder shall be deemed to have been converted on the day of receipt by the Company of the certificate representing such shares for conversion in accordance with the foregoing provisions (the "Conversion Date"), and at such time the rights of the holder of such Preferred Shares other than the right to receive shares of common stock upon conversion of the Preferred Shares pursuant to the terms hereof, as such holder, shall cease and such holder shall be treated for all purposes as the record holder of common stock issuable upon conversion. Preferred Shares converted automatically in connection with an underwritten public offering or private placement of securities shall be conditioned upon the closing of such offering, in which event the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction. As promptly as practicable on or after the Conversion Date, the Company shall issue and mail or deliver to such holder a


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certificate or certificates for the number of shares of common stock issuable upon conversion, computed to the nearest full share, and a certificate or certificates for the balance of Preferred Shares surrendered, if any, not so converted into common stock.

         6. Registration Rights. Holders of the Preferred Shares shall have the rights with respect to registration of such shares pursuant to the Securities Act of 1933, as amended, and related state and Exchange registrations, as set forth in a Registration Rights Agreement to be entered into by and between the Company and such holders.

         7. Preemptive Rights. Holders of Preferred Shares shall have no preemptive rights with respect to any future issuances of securities by the Company.

         8. Tax Treatment. It is intended that a reduction in the Liquidation Value pursuant to Section 4 hereof, and a concurrent increase in the Conversion Ratio pursuant to Section 5(a) hereof, when taken together, qualify as a recapitalization within the meaning of Internal Revenue Code Section 368(a)(1)(E) for federal income tax purposes.

         9. Other Terms of Series F Convertible Preferred Shares.

            (a) Stock Split, Stock Dividend, Recapitalization, etc. If the Company, at any time while any Preferred Shares are outstanding, (a) shall pay a stock dividend or otherwise make a distribution or distributions payable in shares of its capital stock (whether payable in shares of its common stock or of capital stock of any class), (b) subdivide outstanding shares of common stock into a larger number of shares, (c) combine outstanding shares of common stock into a smaller number of shares, or (d) issue by reclassification of shares of common stock any shares of capital stock of the Company, the Conversion Ratio in effect immediately prior thereto shall be adjusted so that the holder of any Preferred Shares thereafter surrendered for conversion shall be entitled to receive the number of shares of common stock which such holder would have owned or have been entitled to receive after the happening of any of the events described above had such Preferred Shares been converted immediately prior to the happening of such event or the record date therefor, whichever is earlier. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

            (b) No Impairment. Unless approved in accordance with paragraph (2) hereof the Company will not, by amendment of its Articles of Incorporation or this Certificate of Designation or through any reorganization, transfer of assets, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation but will at all times in good faith assist in the carrying out of all the provisions of this paragraph 9(a) and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Preferred Shares against impairment.

            (c) Notices of Record Date. In the event that this Company shall propose at any time:

                           (i)   to declare any dividend or distribution upon
its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus (for avoidance of doubt, the foregoing phrase does not include any stock split or reverse stock split which results in an automatic adjustment of the Conversion Ratio purchase to Section 9(a) above);

                           (ii)  to offer for subscription pro rata to the
holders of any class or series of its stock any additional shares of stock of any class or series or other rights;


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                           (iii) to effect any reclassification or
recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

                           (iv)  to merge with or into any other corporation
(other than a merger in which the holders of the outstanding voting equity securities of the Company immediately prior to such merger hold more than fifty percent (50%) of the voting power of the surviving entity immediately following such merger), or sell, lease or convey all or substantially all its property or business, or to liquidate, dissolve or wind up;

then, in connection with each such event, this Company shall send to the holders of the Preferred Stock:

                                 (1) at least ten (10) days' prior written
notice of the date on which a record shall be taken for such dividend, distribution or subscription rights (and specifying the date on which the holders of Common Stock shall be entitled thereto) or for determining rights to vote in respect of the matters referred to in (iii) and (iv) above; and

                                 (2) in the case of the matters referred to in
(iii) and (iv) above, at least ten (10) days' prior written notice of the date when the same shall take place (and specifying the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event).

         Each such written notice shall be given by first class mail, postage prepaid, addressed to the holders of Preferred Shares at the address for each such holder as shown on the books of this Company and shall be deemed given when so mailed.


            (d) Reservation of Shares Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Shares, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Shares; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding Preferred Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

            (e) Status of Converted Stock. In the event any Preferred Shares shall be converted pursuant to paragraph 5 hereof, the shares so converted shall be canceled and shall not be issuable by the Company.


         IN WITNESS WHEREOF, PopMail.com, inc. has caused this Certificate to be duly executed in its corporate name on this 7th day of February, 2000.

                                POPMAIL.COM, INC.


                                By:  /s/ Stephen D. King
                                     -------------------
                                Its: Chief Executive Officer
                                     -----------------------